Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED MAY 16, 2011 TO PROSPECTUS DATED MAY 13, 2011

APRIL 2011 PERFORMANCE UPDATE

	March 2011	Year to Date	Total NAV 4/29/11	NAV per Unit 4/29/11

Series A-1	13.90%	13.30%	$13,193,138	$1,775.09
Series A-2	13.97%	13.89%	$3,500,530	$1,903.08
Series B-1	17.27%	17.18%	$10,195,628	$1,583.31
Series B-2	17.38%	17.78%	$5,709,233	$1,636.89

          * All performance is reported net of fees and expenses

Fund results for April 2011:

          The Fund produced solid overall gains in April, rebounding from a subpar performance in March. Global equities continued to trend higher despite U.S and European debt issues, Mid-East unrest, and the Japanese disaster. Manufacturing maintained its positive trajectory, with notable improvement in Germany driving the DAX over 6% higher while U.S. shares accelerated to new multi-year highs on strong corporate earnings. Bond markets reversed mid-month as a downgrade in the U.S. credit outlook temporarily shifted focus away from inflation and toward longer term obstacles to growth. Gold posted record highs above $1500 and silver fell just short of the $50 mark, adding over 28% as the U.S. Federal Reserve Bank’s reaffirmation of quantitative easing and a U.S. credit outlook downgrade sent the U.S. dollar plummeting. The Fund experienced uneven results in grains and agricultural markets amid volatile weather conditions. The Fund’s short-term strategies contributed positively to overall performance as gains in currencies, metals, and stocks offset losses in bonds and energies.

          The Fund’s allocation to global stock indices performed well in April as the uptrend in equities continued. The Dow Jones Industrial Average rose 4.4%, reaching mid-2008 highs on excellent quarterly earnings. Late-month results from Apple and IBM easily offset the downgrade of the U.S. credit outlook by S&P. European equities generally ignored sovereign debt worries, finishing broadly higher as surging Germany factory orders and industrial production set a positive tone. However, Greece’s ASE-20 moved back to its lows as debt restructuring rumors rattled investors. Asian indices tracked steadily higher, continuing to capitalize on China’s dynamic growth. Japan’s Nikkei (+1.3%) broke higher late as disaster recovery efforts progressed.

          The Fund yielded negative results in global bond markets in April as a mid-month reversal produced losses. German bunds continued their recent trend lower early in the month as strong economic data at home combined with sovereign debt fears on the periphery to drive yields higher. Ongoing inflation fears ahead of the European

Central Bank’s 25 basis point rate hike also exerted pressure. Values then recovered somewhat before vaulting higher in conjunction with the downgrade of the U.S. credit outlook by S&P as investors received a sobering reminder of the potential long-term risks to global growth prospects.

          The Fund experienced minor gains from its allocation to short-term interest rate futures in April in mixed action. Eurodollar futures trended higher as the U.S. Federal Reserve officially reiterated its commitment to completing QE2 after some doubts were expressed last month. Euribor futures finished mixed as the European Central Bank maintained its vigilant stance on inflation by raising their discount rate 25 basis points as expected.

          Allocations to currency markets yielded strong results in April as recent trends extended amid accelerating U.S. dollar weakness. The euro surged to its highest level since December of 2009 as an S&P downgrade of the U.S. credit outlook prompted severe U.S dollar weakness as the month came to a close. The Australian dollar marched 6.2% higher amid excellent export growth, while the New Zealand dollar rose by approximately the same percentage on a rising appetite for yield and risk as global investors sought to offset asset deterioration linked to inflation. The Colombian peso added another 5.5% amid heavy foreign direct investment flows into the oil and mining industries. Sweden’s krona and Brazil’s real also gained significantly as rate hikes attracted yield hungry investors.

          The Fund’s grain positions suffered losses in April amid heightened volatility as values fluctuated along with uncertain weather. Soybeans finished lower on the prospect of U.S. corn acres shifting to soybeans due to an excessively wet spring. A potentially record breaking South American crop led China to cancel U.S. purchases, while a bearish commodity call by Goldman Sachs pressured values as well. Wheat sold off late, losing 7% of its value as forecasts for badly needed rains in winter wheat areas offset the bullish effects of excessive moisture in spring wheat regions. Corn traded to all-time highs above $7.80 as poor planting progress threatened to exacerbate historically tight supplies.

          The Fund’s allocation to agricultural markets also resulted in losses for April as growing supplies offset the weaker U.S. dollar. June cattle (-6.2%) fell throughout the month after establishing record highs on April 4th as the U.S. Department of Agriculture reported that commercial red-meat production reached a record. June hogs also reversed to finish 8.4% lower as the after a reported 12% increase in frozen pork stocks versus last year. Cotton fell sharply on concern that China’s attempts to slow inflation using higher interest rates and reserve rate requirements would cut into demand. Meanwhile, July NY coffee established 14-year highs amid poor weather in South America.

          Allocations to metals outperformed in April as exceptional U.S. dollar weakness and rising inflation throughout the world propelled precious metals sharply higher. Gold saw an 8.1% gain, surpassing the $1550 mark. July silver tacked on another 28%, pushing its year to date return to over 50% in frenzied action. Copper futures lost 3.4% as the U.S. credit downgrade and another reserve requirement hike in China dampened the growth outlook for the world’s two largest copper consumers.

          The Fund’s perpetual long gold position surged as gold futures rose to new all time highs in U.S. dollar terms. CPI readings in China, Europe, and the U.S. continued to expand with rising energy markets, enhancing demand for the perceived inflation hedge. The U.S. dollar struggled early amid rate hikes in Europe and China, along with a number of hikes in lesser economies. The S&P downgrade of the U.S. long term credit outlook accelerated these U.S. dollar losses.

          For the month of April 2011, Series A-1 gained 13.90%, Series A-2 gained 13.97%, Series B-1 gained 17.27%, and Series B-2 gained 17.38%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GOLD, L.P. – SERIES A-1
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME
April 2011

Investment income, interest	$574

Expenses
Management fee	25,195
Ongoing offering expenses	—
Operating expenses	8,398
Selling commissions	22,396
Other expenses	334
Incentive fee	188,247
Brokerage commissions	12,859
Total expenses	257,429

Net investment gain (loss)	(256,855)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(221,855)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,088,622

Net gain(loss) on investments	1,866,767

Net increase (decrease) in net assets from operations	$1,609,912

STATEMENT OF CHANGES IN NET ASSET VALUE
April 2011

Net assets, beginning of period	$12,662,673

Net increase (decrease) in net assets from operations	1,609,912

Capital share transactions
Issuance of shares	507,695
Redemption of shares	(1,587,143)

Net increase(decrease) in net assets from capital share transactions	(1,079,448)

Net increase(decrease) in net assets	530,465

Net assets, end of period	$13,193,138

NAV Per Unit, end of period	$1,775.09

SUPERFUND GOLD, L.P. – SERIES A-2
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME
April 2011

Investment income, interest	$152

Expenses
Management fee	6,680
Ongoing offering expenses	—
Operating expenses	2,227
Other expenses	88
Incentive fee	53,583
Brokerage commissions	3,410
Total expenses	65,988

Net investment gain (loss)	(65,836)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(58,814)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	553,795)

Net gain(loss) on investments	494,981

Net increase (decrease) in net assets from operations	$429,145

STATEMENT OF CHANGES IN NET ASSET VALUE
April 2011

Net assets, beginning of period	$3,486,391

Net increase (decrease) in net assets from operations	429,145

Capital share transactions
Issuance of shares	85,000
Redemption of shares	(500,000)

Net increase(decrease) in net assets from capital share transactions	(415,000)

Net increase(decrease) in net assets	14,145

Net assets, end of period	$3,500,536

NAV Per Unit, end of period	$1,903.08

SUPERFUND GOLD, L.P. – SERIES B-1
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME
April 2011

Investment income, interest	$515

Expenses
Management fee	19,667
Ongoing offering expenses	—
Operating expenses	6,556
Selling commissions	17,481
Other expenses	446
Incentive fee	249,485
Brokerage commissions	13,831
Total expenses	307,465

Net investment gain(loss)	(306,905)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(201,566)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,009,890

Net gain(loss) on investments	1,808,324

Net increase (decrease) in net assets from operations	$1,501,373

STATEMENT OF CHANGE IN NET ASSET VALUE
April 2011

Net assets, beginning of period	$8,464,145

Net increase (decrease) in net assets from operations	1,501,373

Capital share transactions
Issuance of shares	508,655
Redemption of shares	(278,523)

Net increase (decrease) in net assets from capital share transactions	230,133

Net increase(decrease) in net assets	1,731,506

Net assets, end of period	$10,195,651

NAV Per Unit, end of period	$1,583.31

SUPERFUND GOLD, L.P. – SERIES B-2
April 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2011)

STATEMENT OF INCOME
April 2011

Investment income, interest	$288

Expenses
Management fee	11,002
Ongoing offering expenses	—
Operating expenses	3,667
Other expenses	249
Incentive fee	144,068
Brokerage commissions	7,738
Total expenses	166,725

Net investment gain(loss)	(166,437)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(112,764)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,124,407

Net gain(loss) on investments	1,011,643

Net increase (decrease) in net assets from operations	$845,206

STATEMENT OF CHANGE IN NET ASSET VALUE
April 2011

Net assets, beginning of period	$5,284,893

Net increase (decrease) in net assets from operations	845,206

Capital share transactions
Issuance of shares	0
Redemption of shares	(420,887)

Net increase (decrease) in net assets from capital share transactions	(420,887)

Net increase(decrease) in net assets	424,319

Net assets, end of period	$5,709,212

NAV Per Unit, end of period	$1,636.89

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.